

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 15, 2010

Virginia Sourlis
Chief Executive Officer
Savvy Business Support, Inc.
214 Broad Street
Red Bank, New Jersey 07701

> **Re: Savvy Business Support, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed July 8, 2010**
> **File No. 333-167130**

Dear Ms. Sourlis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated July 6, 2010 and your revised disclosure on page 10. Please provide us with any documentation you have regarding the Pink OTC Markets' agreement to remove Ms. Sourlis' name from the Prohibited Attorney list as of March 2011. Please revise your disclosure to clarify the nature of this agreement and explain why her name will not be removed until March 2011.

Prospectus Summary, page 3

2. We note your revised disclosure that you may, in certain cases, negotiate with your clients to receive all or a portion of payments owed to you in the form of equity in such client's company. Please include a risk factor addressing the risks associated with this form of payment, including the impact such arrangements might have on your liquidity.

In addition, expand your management's discussion and analysis to address how the receipt of equity in lieu of cash will impact your ability to generate revenues sufficient to support ongoing operations.

Risk Factors, page 9

3. We note your response to comment two from our letter dated July 6, 2010. Please revise your prospectus to include a risk factor addressing the possible risks associated with any referrals you make that create conflicts of interest between you, Ms. Sourlis, her law firm and your clients.

4. We note your disclosure on page 15 that you have not had any contact with the individuals you have identified with the necessary skills to launch the company in its initial phase. Please include a risk factor addressing the risk that you may not be able to retain the services of such individuals, as well as the uncertainty regarding the fees they will charge.

Liquidity and Capital Resources, page 36

5. We note your statement that to date, your operations have been funded by Ms. Sourlis pursuant to a "verbal, non binding agreement." Please disclose the terms of this verbal agreement and indicate the amount owed to Ms. Sourlis as of the most recent practicable date.

6. We note your response to comment eight from our letter dated July 6, 2010. While your revised disclosure on page 35 indicates that you anticipate starting to generate revenue within four to six months, your disclosure in this section (as well as on page 19) indicates that you will start to generate revenue within the next 12 months. Please revise or advise.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any questions.

Sincerely,

/s Celeste Murphy, for

Larry Spirgel
Assistant Director

Cc: Joseph M. Patricola, Esq.
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